VERITEX HOLDINGS, INC.

8214 Westchester Drive, Suite 400

Dallas, Texas 75225

December 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Veritex Holdings, Inc.
Registration Statement on Form S-3 Filed December 19, 2017 File No. 333-222165

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Veritex Holdings, Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, December 26, 2017, or as soon as possible thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Michael P. Reed, who can be reached at (202) 662-5988, or Christopher J. DeCresce, who can be reached at (212) 841-1017, of Covington & Burling LLP.

Very truly yours,

Veritex Holdings, Inc.

By:	/s/ Noreen E. Skelly
Name:	Noreen E. Skelly
Title:	Chief Financial Officer (Principal Financial and Principal Accounting Officer)